SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2003

Commission # 0-25004

ADECCO S.A.

(Exact name of Registrant as specified in its charter)

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is alsothereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934    Yes  ☐  No  ☒

This Report on Form 6-K contains:

—	Adecco Year 2002 Results (Media Release; Figures as per 29 December 2002)

MEDIA RELEASE

Adecco SA reports full year 2002 revenues of CHF 25.1

billion, income before amortisation of CHF 362 million,

cash flow from operations of CHF 647 million and net

debt reduction of CHF 553 million

Highlights:

Fourth Quarter

•	Group revenues up 3%, Adecco Staffing up 5%, Adecco Staffing USA up 12% (all in local currency)
•	Income before amortisation of CHF 40 million, affected by higher provisions for bad debt, workers compensation [1] and reorganisation charges
•	Cash flow from operations of CHF 359 million

Full Year

•	Group revenues for the year down 3% year over year (all in local currency)
•	Improving quarterly year over year sales
•	Market share up in France
•	Lee Hecht Harrison revenues up by 15%, profits up by 14% in local currency
•	Improved cost management and higher productivity– Group staff 1,000 below last year, despite acquisition of jobpilot and maintenance of branch network capacity
•	Average days sales outstanding (DSO) reduced by 3 days or 5%
•	Cash-flow from operations of CHF 647 million
•	Net debt reduced by CHF 553 million to CHF 2,047 million
•	Dividend of CHF 0.60 per share to be proposed to the Annual General Meeting
•	Change of reporting currency from Swiss Francs to Euro beginning in 2003

CHESEREX, SWITZERLAND, February 5, 2003 – Adecco SA, the global leader in HR Solutions today announced its results for the fiscal year ended December 29, 2002. Group revenues for the full year were CHF 25.1 billion, down 8% in CHF and down 3% in local currency. Operating income for the full-year was CHF 662 million, a decrease of 44% in CHF and of 40% in local currency compared to the same period a year ago. Income before amortisation amounted to CHF 362 million, a decline of 48% in CHF and of 44% in local currency over the same period last year. The Group generated cash-flow from operations of CHF 647 million and free cash-flow2 of CHF 499 million. Net debt was reduced by CHF 553 million.

In the fourth quarter, the company reported revenues of CHF 6.3 billion, up 3% in local currency, and operating income of CHF 90 million, down 56% in local currency. Net income before amortisation was CHF 40 million, down 65% in local currency. Adecco increased bad debt expenses to 0.6% on sales due to a deterioration of credit quality. In addition, the Group recorded a special charge for workers compensation in the US, following a recent worsening

1 US work-related injuries insurance

2 Free cash-flow: cash-flow from operations minus capital expenditures of claim history, of CHF 32 million. Reorganisation charges for the quarter also affected the result. Due to the further appreciation of the Swiss Francs, there was a negative currency impact of 5% on revenues and of 2% on profits.

Jérôme Caille, Chief Executive Officer, commented: “In a challenging year, we improved Group sales sequentially year over year from -9% in Q1, -5% in Q2, -1% in Q3 to +3% in Q4. We have reduced our cost base and reorganised our business, while preserving network capacity. We have over 5,800 branches, the largest network in the industry, which ideally positions us to maximise opportunities in all geographies and fully benefit from the upturn. We have thoroughly revised our business processes, so as to increase the efficiency of our front and back-offices. Adecco is well positioned to benefit in 2003 from the reorganisation work done in 2002”.

Felix Weber, Chief Financial Officer, added: “The Adecco Group’s cash generation and strong balance sheet will enable us to continue to invest in future growth during challenging times. The free cash-flow generated this year provide leeway to invest in organic growth in the years to come, as well as in selected acquisitions supporting our strategy. The management of working capital, strengthened internal controls and the maintenance of a cost base, which balances long-term growth opportunities and short-term trading pressures remain priorities for the business.”

Divisional Performance

Adecco Staffing reported revenues of CHF 5.6 billion for the fourth quarter, up 1% in CHF and 5% in local currency over the fourth quarter last year. Profits for the quarter were affected by provisions. For the full-year, the division posted revenues of CHF 22.1 billion, 6% below last year’s figures in CHF and 1% down in local currency.

Ajilon Professional revenues for the fourth quarter declined to CHF 580 million, down 18% in CHF and down 13% in local currency. Ajilon’s four major well established business units, which constitute 70% of the Division’s revenues, continued to produce good return on sales. Overall profits were however impacted by strategic investment in reorganization in the twelve countries in Continental Europe where management sees huge long-term potential. Revenues remained stable month over month. Ajilon has adjusted its cost base to expected revenues going forward.

LHH Career Services reported revenues of CHF 108 million for the quarter, down 8% in CHF and flat on record fourth quarter 2001 in local currency. Profit margins continued to increase in the fourth quarter compared to the third quarter, leading to higher local currency profit contribution of this business. In the twelve months, the division reported a revenue increase of 15% in local currency to CHF 436 million.

jobpilot e-HR reported revenues of CHF 7 million for the quarter and CHF 21 million for the full year following the acquisition of jobpilot in May 2002.

“The Adecco Staffing division showed even faster sequential sales growth than the Group in 2002”, continued Jérôme Caille. “In the fourth quarter, the Division grew sales by 5% and showed positive, increasing year-over-year growth in eight of the top eleven major markets. The performance of the US team was particularly impressive in Q4 with Adecco Staffing US growing at 12%. Adecco Japan also posted outstanding performance, growing 10% in the quarter and 9% for the full year. Adecco Staffing UK opened 50 branches in 2002, which performed well. The Adecco network in France outperformed the market in 2002. Adecco Spain posted an increase in contribution of over 30% in 2002, setting a new standard in operational efficiency. Ajilon continued to adapt its cost structure to the ongoing lower level of activities. The division’s much lower cost base will ensure high operating gearing in the upturn. Lee Hecht Harrison had a strong performance, growing 15% in local currency over an already strong 2001”.

Technology Update

Adecco’s Global IT strategy initiated five years ago continued to deliver results. Following Italy and Spain, the company has successfully deployed its standard web-centric technology platform in France and will extend it to an-

other 28 business units in 2003. Now around three quarters of our revenues are supported by new, web-enabled systems.

Jérôme Caille commented: “The sharing of candidates among branches will allow us to generate additional sales with our customers, provide better service to our candidates and enable our colleagues to spend more time with people, rather than paperwork.”

Outlook

“Despite uncertainty in the development of the world economy, we will adhere to our strategy of strengthening our market position and gaining share. In case of market improvement we are in a strong position to fully exploit such a situation. In case of continued sluggish economy we have the systems in place to further reduce cost accordingly.”, said Jérôme Caille.

Change of Reporting Currency

Beginning in 2003 the Adecco Group will change its reporting currency from the Swiss Franc to the Euro. This change is expected to reduce, but not eliminate the effects of currency fluctuations on the consolidated statements of operations. However, in the 2002 annual report, which is scheduled to be published in April 2003, consolidated results will still be reported in CHF, and the change of reporting currency will be reflected in the future quarterly releases and in the Annual Report 2003.

“By reporting in Euro, we expect to eliminate a substantial amount of currency-related volatility from our reported results”, explained Felix Weber, Chief Financial Officer. “We generate approximately 50% of our revenue and have a similar share of costs in Euros, which makes it sensible in future to report in this currency. Certain key figures in the annual report will also be shown in USD and in Swiss Francs. The accounts of Adecco S.A., the Swiss Holding Company, will continue to be reported in Swiss Francs.”

Dividend to be proposed at the Annual General Meeting

The Board of Directors of Adecco will propose a dividend of CHF 0.60 per share (CHF 1.00 in 2001) for the approval of shareholders at the Annual General Meeting scheduled to take place on April 16, 2003. The dividend will be paid on April 28, 2003 to shareholders of record on that date.

US GAAP Results

For the full-year ended December 29, 2002, Adecco reported under US Generally Accepted Accounting Principles (US GAAP) revenues of CHF 25.1 billion and a net income of CHF 354 million, including CHF 8 million amortisation of other intangibles.

According to Chief Financial Officer, Felix Weber, “Adecco continues to consider operating income and income before amortisation to be the most relevant benchmarks of the company’s financial performance, as they measure our operational performance and our ability to fund growth and distribute dividends.”

Effective from fiscal year 2002, Adecco has adopted SFAS No. 142 and ceased amortisation of goodwill. Based on the impairment tests performed, there was no impairment charge in 2002.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group’s actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group’s reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Adecco Group’s results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which Adecco operates. In addition, the market price of the Company’s stock may be volatile from time to time as a result of, among other things: the Adecco Group’s operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco network connects over 650,000 associates with business clients each day through its network of over 29,000 employees and over 5,800 offices in 63 countries around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching; jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts at Adecco m & c:

Corporate Investor Relations

investor.relations@adecco.com or ++41 1 878 8884

Chief Financial Officer

felix.weber@adecco.com or ++41 1 878 8880

Selected Financial Highlights

	Three months ended		% change
	December 29, 2002	December 30, 2001	CHF	Constant
	CHF millions
Net service revenues	6,278	6,377	-2%	3%
Operating income	90	215	-58%	-56%
Income before amortisation and one-time items(1)	40	123	-67%	-65%
Net income / (loss) (2)	37	(85)

	Twelve months ended		% change
	December 29, 2002	December 30, 2001	CHF	Constant
	CHF millions
Net service revenues	25,086	27,247	-8%	-3%
Operating income	662	1,179	-44%	-40%
Income before amortisation and one-time items(1)	362	702	-48%	-44%
Net income / (loss) (2)	354	(427)
Income per share before amortisation of intangibles
and one-time items (1)
Basic	1.94	3.77	-48%
Diluted	1.91	3.68	-48%
Weighted average shares	186,527,178	185,880,663
Diluted shares	193,469,123	192,832,231

(1) In the first quarter 2001, one-time items include internet investment write-down of CHF 15 million and the cumulative effect of change in accounting principles, net of tax, of CHF 8 million.

(2) For the twelve months ended December 30, 2001, net income / (loss) and net income / (loss) per share include goodwill amortisation. For the twelve months ended December 30, 2001, the adjusted net income (under SFAS No. 142) is CHF 561 million; the adjusted basic EPS is CHF 3.02 and the adjusted diluted EPS is CHF 2.95.

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

Revenues by Division and Geographical Segment

Net Services Revenues	Three months ended		% change
	December 29, 2002	December 30, 2001	CHF	Constant
By Division
Adecco Staffing	5,583	5,554	1%	5%
Ajilon Professional	580	705	-18%	-13%
Career Services	108	117	-8%	0%
e—HR & Others	7	1	n.m.	n.m.

By Region
Europe	3,841	3,816	1%	1%
North America	1,653	1,733	-5%	5%
Asia Pacific	626	611	2%	11%
Rest of World	158	217	-27%	-1%

Total	6,278	6,377	-2%	3%

	Twelve months ended		% change
Net Services Revenues	December 29, 2002	December 30, 2001	CHF	Constant
By Division
Adecco Staffing	22,119	23,476	-6%	-1%
Ajilon Professional	2,510	3,363	-25%	-21%
Career Services	436	406	7%	15%
e—HR & Others	21	2	n.m.	n.m.

By Region
Europe	15,364	16,471	-7%	-4%
North America	6,652	7,559	-12%	-5%
Asia Pacific	2,391	2,423	-1%	8%
Rest of World	679	794	-14%	10%

Total	25,086	27,247	-8%	-3%

Additional information available upon request.

Consolidated Statements of Operations

CHF millions

	Three months ended			Twelve months ended
	December 29, 2002	December 30, 2001	% change	December 29, 2002	December 30, 2001	% change

Net service revenues	6,278	6,377	-2%	25,086	27,247	-8%
Direct costs of services	(5,207)	(5,230)		(20,611)	(22,127)

Gross Margin	1,071	1,147		4,475	5,120
%	17.1%	18.0%		17.8%	18.8%
Selling, general & administrative expenses	(981)	(932)		(3,813)	(3,941)
%	15.6%	14.6%		15.2%	14.5%

Operating income	90	215	-58%	662	1,179	-44%
%	1.4%	3.4%		2.6%	4.3%
Interest income	5	9		17	32
Interest expense	(39)	(52)		(164)	(242)
Other expense	(6)	(4)		(12)	(12)
Provision for income taxes	(10)	(45)		(141)	(254)
Income applicable to minority interest	—	—		—	(1)

Income before amortisation of intangibles and one-time items (1)	40	123	-67%	362	702	-48%
%	0.6%	1.9%		1.4%	2.6%
Amortisation of intangibles	(3)	(208)		(8)	(1,106)
One-time items (1)	—	—		—	(23)

Net income / (loss) (2)	37	(85)		354	(427)

Net income / (loss) per share (2)
Basic				1.90	(2.30)
Diluted				1.88	(2.30)
Income per share before amortisation of intangibles and one-time items (1)
Basic				1.94	3.77	-48%
Diluted				1.91	3.68	-48%
Weighted average shares				186,527,178	185,880,663
Diluted shares				193,469,123	192,832,231

(1) In the first quarter 2001, one-time items include internet investment write-down of CHF 15 million and the cumulative effect of change in accounting principles, net of tax, of CHF 8 million.

(2) For the twelve months ended December 30, 2001, net income / (loss) and net income / (loss) per share include goodwill amortisation. For the twelve months ended December 30, 2001, the adjusted net income (under SFAS No. 142) is CHF 561 million; the adjusted basic EPS is CHF 3.02 and the adjusted diluted EPS is CHF 2.95.

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

Net Service Revenues and Operating Income by Division & Geographical Segment

Q4 2002	Net Services Revenues				Operating Income*
(CHF Millions)	2002	2001	Variance %		2002	2001	Variance %
			As Reported	Constant FX Rate			As Reported	Constant FX Rate
Staffing Services
Europe	3,579	3,516	2	2	120	121	-2	-2
North America	1,267	1,253	1	11	-59	23	-354	-383
Asia Pacific	579	568	2	11	20	8	154	180
Rest of World	158	217	-27	-1	-22	4	-689	n.m.

Total	5,583	5,554	1	5	59	156	-62	-61

Professional Staffing and Services
Europe	244	291	-16	-16	-7	6	-219	-221
North America	294	375	-22	-14	9	16	-42	-35
Asia Pacific	42	39	9	9	0	-1	n.m.	n.m.
Rest of World

Total	580	705	-18	-13	2	21	-95	-94

Career Services
Europe	11	8	32	32	0	1	-25	-24
North America	92	105	-13	-4	32	39	-19	-11
Asia Pacific	5	4	27	32	0	-1	n.m.	n.m.
Rest of World

Total	108	117	-8	0	32	39	-17	-9

e-HR and Other Services
Europe	7	1	n.m.	n.m.	-3	-1	n.m.	n.m.
North America
Asia Pacific
Rest of World

Total	7	1	n.m.	n.m.	-3	-1	n.m.	n.m.

the Adecco Group

By Division

Staffing Services	5,583	5,554	1	5	59	156	-62	-61
Professional Staffing and Services	580	705	-18	-13	2	21	-95	-94
Career Services	108	117	-8	0	32	39	-17	-9
e-HR and Other Services	7	1	n.m.	n.m.	-3	-1	n.m.	n.m.

By Region

Europe	3,841	3,816	1	1	110	127	-15	-15
North America	1,653	1,733	-5	5	-18	78	-123	-125
Asia Pacific	626	611	2	11	20	6	207	240
Rest of World	158	217	-27	-1	-22	4	-689	n.m.

Total	6,278	6,377	-2	3	90	215	-58	-56

*) Central Cost Allocated to Division/Geographical Segment based on Gross Margin

Net Service Revenues and Operating Income by Division & Geographical Segment

Full Year 2002	Net Services Revenues				Operating Income*
(CHF Millions)	2002	2001	Variance %		2002	2001	Variance %
			As Reported	Constant FX Rate			As Reported	Constant FX Rate
Staffing Services
Europe	14,278	15,136	-6	-3	462	651	-29	-27
North America	4,963	5,332	-7	0	-20	127	-116	-117
Asia Pacific	2,199	2,214	-1	10	76	75	1	14
Rest of World	679	794	-14	10	-9	29	-130	-145

Total	22,119	23,476	-6	-1	509	882	-42	-39

Professional Staffing and Services
Europe	1,027	1,306	-21	-19	1	55	-99	-99
North America	1,312	1,861	-29	-25	35	123	-71	-69
Asia Pacific	171	196	-13	-10	1	5	-88	-87
Rest of World

Total	2,510	3,363	-25	-21	37	183	-80	-79

Career Services
Europe	38	27	42	45	3	1	175	186
North America	377	366	3	11	120	118	1	10
Asia Pacific	21	13	58	68	2	0	751	531
Rest of World

Total	436	406	7	15	125	119	5	14

e-HR and Other Services
Europe	21	2	n.m.	n.m.	-9	-5	n.m.	n.m.
North America
Asia Pacific
Rest of World

Total	21	2	n.m.	n.m.	-9	-5	n.m.	n.m.

the Adecco Group

By Division

Staffing Services	22,119	23,476	-6	-1	509	882	-42	-39
Professional Staffing and Services	2,510	3,363	-25	-21	37	183	-80	-79
Career Services	436	406	7	15	125	119	5	14
e-HR and Other Services	21	2	n.m.	n.m.	-9	-5	n.m.	n.m.

By Region

Europe	15,364	16,471	-7	-4	457	702	-35	-33
North America	6,652	7,559	-12	-5	135	368	-63	-61
Asia Pacific	2,391	2,423	-1	8	79	80	-2	10
Rest of World	679	794	-14	10	-9	29	-130	-145

Total	25,086	27,247	-8	-3	662	1,179	-44	-40

*) Central Cost Allocated to Division/Geographical Segment based on Gross Margin

Consolidated Balance Sheets

	December 29, 2002	December 30, 2001
	IN CHF MILLIONS
ASSETS

Current Assets
Cash and cash equivalents	309	552
Trade accounts receivable, net	4,225	4,636
Other current assets	484	499

Total current assets	5,018	5,687

Property, equipment and leasehold improvements, net	632	735
Goodwill, net	2,125	2,285
Other intangibles, net	22	7
Other assets	663	609

Total Assets	8,460	9,323

LIABILITIES

Current Liabilities
Short-term debt and current maturities of long-term debt	331	995
Accounts payable and accrued expenses	4,093	4,309

Total current liabilities	4,424	5,304

Long-term debt	1,940	2,047
Other liabilities	149	183

Total liabilities	6,513	7,534

Minority Interests	—	2

SHAREHOLDERS’ EQUITY

Common shares and participation certificates	187	186
Additional paid-in capital	3,172	3,144
Accumulated deficit	(1,301)	(1,468)
Accumulated other comprehensive income	(102)	(66)

	1,956	1,796
Less: Treasury stock, at cost	(9)	(9)

Shareholders’ equity	1,947	1,787

Total liabilities and shareholders’ equity	8,460	9,323

Consolidated Statement of Cash Flows

	December 29, 2002	December 30, 2001
	CHF millions
CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss)	355	(427)
Adjustments to reconcile net income / (loss) to
net cash and cash equivalents from operating activities:
Depreciation	213	194
Amortisation	8	1,106
Deferred income tax, net	(11)	(84)
Cumulative effect of change in accounting principle	—	8
Investment write-down	8	15
Utilisation of restructuring reserve	(49)	(73)
Other charges	144	90
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	7	492
Accounts payable and accrued expenses	3	39
Other current assets	2	37
Non-current assets and liabilities	(33)	(7)

Cash flows from operating activities	647	1,390

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(154)	(297)
Proceeds from sales of assets	6	7
Acquisitions, net of cash acquired (jobpilot)	(89)	—
Other investing activities	(28)	(238)

Cash flows used in investing activities	(265)	(528)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase / (decrease) in short-term debt	(1,127)	(227)
Increase in long-term debt	576	1,052
Repayment of long-term debt	(34)	(1,478)
Dividends paid to shareholders	(188)	(185)
Common stock options exercised	21	31
Other financing activities	167	27

Cash flows from / (used in) financing activities	(585)	(780)

Effect of exchange rate changes on cash	(40)	(17)

Net increase / (decrease) in cash and cash equivalents	(243)	65

Cash and cash equivalents:
Beginning of period	552	487

End of period	309	552

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

By:	/s/ FELIX WEBER
Felix Weber Chief Financial Officer

By:	/s/ HANS R. BRÜTSCH
Hans R. Brütsch Corporate Secretary

Dated: 6 February 2003